May 27, 2010

Mr. David P. Holveck
President and Chief Executive Officer
100 Endo Pharmaceuticals Holdings, Inc.
Chadds Ford, PA 19317

Re: **Endo Pharmaceuticals Holdings, Inc.**
        Form 10-K Filed March 1, 2010
        Definitive Proxy Statement Filed April 29, 2010
        File No. 001-15989

Dear Mr. Holveck:

        We have reviewed your May 3, 2010 response to our April 19, 2010 comment letter and have the following additional comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where it requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2010

Service Agreements, page 21

1. We note your response to comment 3. Please also disclose how much you would
    be required to pay, or an estimate of what you would be required to pay, if you
    terminate the agreement with UPS. Also, clarify if you would be required to
    make these payments if UPS terminates the agreement.

Acquisitions, License and Collaboration Agreements, page 21

2. We note your response to comment 5. The confidential treatment request relating
    to the Teva agreement was granted pursuant to a procedure by which we did not
    perform a full review of your request and we retained the right to revisit the issue.
    Additionally, we have requested disclosure of the range within which the royalty
    rate falls. Therefore, our comment is reissued. Please expand the discussion of
    the Teva agreement to disclose the royalty rate range for payments Teva will be
    required to pay pursuant to the agreement and the royalty rate range you will be
    required to pay Teva if you terminate the agreement. Please note you are
    required to indicate the exhibits that are subject to confidential treatment in the
    exhibit index.

Definitive Proxy Statement filed April 29, 2010

Compensation Discussion and Analysis, page 27

3. We note that you have not included any disclosure in response to Item 402(s) of
    Regulation S-K. Please advise us of the basis for your conclusion that disclosure
    is not necessary and describe the process you undertook to reach that conclusion.

4. Please include the disclosure required by Item 407(c)(2)(vi) of Regulation S-K
    regarding whether, and if so how, the Nominating & Governance Committee
    considers diversity in identifying nominees for director.

Fiscal Year 2009 Decisions Regarding Incentive Compensation, page 33

5. We note your statement that the annual performance goals reflect the confidential
    operating plan and information. We disagree that revenue and earnings per share
    targets are confidential information. Please provide the specific targets and
    discuss the extent to which the corporate and individual goals were achieved. To
    the extent you believe the other goals are confidential and disclosure would cause
    competitive harm, please present an analysis supporting your belief. Your
    analysis should identify the goals and explain how disclosure is likely to cause
    competitive harm. You can request confidential treatment for portions of your
    analysis pursuant to Rule 83. Alternatively, provide a more specific description

of your other corporate and individual goals and discuss the extent of achievement of each goal. To the extent the goals were quantified, your discussion should also be quantified, including thresholds, targets and maximums, as applicable.

6. We note your disclosure that 40% of the cash incentive compensation was based on financial goals, 30% was based on portfolio development and 30% was based on organizational advancement objectives. Please explain how the committee considered individual objectives in determining cash incentive compensation.

Fiscal Year 2009 Decisions Regarding Long-Term Equity-Based Incentive Program, page 36

7. On page 36 you have stated that the award percentages reflected the committee's judgment as to the extent to which the individual named executive officers impacted the company's performance and the achievement of the company's 2009 goals and objectives. Please expand your disclosure to describe the factors the committee considered in determining each executive officer's award percentage.

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provide any requested information. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Holveck
Endo Pharmaceuticals Holdings, Inc.
May 27, 2010
Page 4

In addition, please be advised that the Division of Enforcement has access to all information you provide tot eh staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Michael Rosenthall, Staff Attorney, at (202) 551-3674, Suzanne Hayes, Legal Branch Chief at (202) 551-1675 or me at (202) 551-3715 if you have any questions regarding the processing of your response as well as any questions regarding comments and related matters.

Sincerely,

Jeffrey Riedler
Assistant Director